Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2390)

CHANGES IN BOARD COMMITTEES

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”) announces that the Board has approved to split the nominating and corporate governance committee of the Board into a nomination committee (the “Nomination Committee”) and a corporate governance committee (the “Corporate Governance Committee”) with separate functions and responsibilities under separate charters. The Nomination Committee will comprise Mr. Yuan Zhou, Ms. Hope Ni, Mr. Hanhui Sam Sun, and Mr. Derek Chen, with Ms. Hope Ni appointed as the chairperson of the Nomination Committee. The Corporate Governance Committee will comprise Ms. Hope Ni, Mr. Hanhui Sam Sun and Mr. Derek Chen, with Mr. Derek Chen appointed as the chairperson of the Corporate Governance Committee. These changes are effective May 24, 2023 (the “Effective Date”).

The respective charters of the Nomination Committee and the Corporate Governance Committee will be published on the website of the Company at https://ir.zhihu.com, on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and on the website of the U.S. Securities and Exchange Commission at www.sec.gov as soon as practicable following the Effective Date.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, May 24, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.